# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ionic Digital Inc., CIK 0002007691
CUSIP: 462210105
Title of class of securities: Class A common stock, par value $0.00001
Address of issuer's principal executive offices: 650 Massachusetts Avenue NW, 6th Floor, Washington, District Of Columbia (DC), 20001
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001760131

## Reporting persons
- ATTESTOR Ltd: type of reporting person: investment adviser (IA), non-U.S. institution (FI); citizenship or place of organization: United Kingdom (X0); sole voting power 1,613,443; shared voting power 2,854,368; sole dispositive power 1,613,443; shared dispositive power 2,854,368; aggregate amount beneficially owned 4,467,811 (9.7% of the class)
- PETERS JAN-CHRISTOPH: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 0; shared voting power 4,467,811; sole dispositive power 0; shared dispositive power 4,467,811; aggregate amount beneficially owned 4,467,811 (9.7% of the class)

## Item 1. Issuer
Name of issuer: Ionic Digital Inc.
Address of issuer's principal executive offices: 650 Massachusetts Avenue NW, 6th Floor Washington, District of Columbia 20001

## Item 2. Person Filing
Name of person filing: This statement is filed by (1) Attestor Limited, a private limited company registered in England and Wales (with company number 12080120) and (2) Mr. Jan-Christoph Peters, as the sole director and sole indirect shareholder of Attestor Limited.
Address of principal business office or, if none, residence: 7 Seymour Street, London W1H 7JW, United Kingdom
Citizenship: See Item 4 of each cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC), non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: Investment Adviser

## Item 4. Ownership
Amount beneficially owned: See Item 9 of each cover page.
Percent of class: See Item 11 of each cover page.
Sole power to vote or to direct the vote: See Item 5 of each cover page.
Shared power to vote or to direct the vote: See Item 6 of each cover page.
Sole power to dispose or to direct the disposition: See Item 7 of each cover page.
Shared power to dispose or to direct the disposition: See Item 8 of each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 99.A

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

By signing below I certify that, to the best of my knowledge and belief, the foreign regulatory scheme applicable to Investment Adviser is substantially comparable to the regulatory scheme applicable to the functionally equivalent U.S. institution(s). I also undertake to furnish to the Commission staff, upon request, information that would otherwise be disclosed in a Schedule 13D.

## Exhibits
Exhibit 99.A Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Exhibit 99.B Joint Filing Agreement

## Signatures
- ATTESTOR Ltd: /s/ Jan-Christoph Peters, Jan-Christoph Peters / Authorised Attorney (11/06/2026)
- PETERS JAN-CHRISTOPH: /s/ Jan-Christoph Peters, Jan-Christoph Peters (11/06/2026)